Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION OF SUPERVISORS

PROPOSED ELECTION OF SUPERVISOR

PROPOSED ELECTION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Resignation of Supervisors

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that Mr Wang Lixin and Mr Li Luguang, both supervisors of the Company, resigned from their positions of shareholder representative supervisor and employee representative supervisor, respectively. Their resignations took effect on August 26, 2014. Mr Wang Lixin resigned due to the promulgation by relevant authorities of new regulations, which require secretaries of discipline inspection commissions not to hold any other post. Mr Li Luguang resigned due to his job transfer to China National Petroleum Corporation (the “CNPC”).

Mr Wang and Mr Li confirm that they have no disagreement with the Board of the Company during their term of office and there is no matter relating to their resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”).

The supervisory committee of the Company (the “Supervisory Committee”) would like to take this opportunity to thank Mr Wang and Mr Li for their contributions to the Company during their terms of office as supervisors of the Company.

Proposed Election of Supervisor

The Supervisory Committee is pleased to announce that as resolved at the second meeting of the Sixth Session of the Supervisory Committee, the Supervisory Committee proposes that the Shareholders elect Mr Jiang Lifu as a shareholder representative supervisor of the Company at the extraordinary general meeting (the “EGM”) of the Company to be held on October 29, 2014. In addition, according to the article of association of the Company, an employee representative supervisor of the Company will be elected democratically by the employee representative meeting of the Company. The election result of the employee representative supervisor will be further announced.

Pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), the biographical details of Mr Jiang are set out as follows: Jiang Lifu, aged 50, is the general manager of the enterprise management department (internal control and risk management department) of the Company and concurrently the general manager of the enterprise management department (internal control and risk management department) of CNPC. Mr Jiang is a professor-level senior economist and holds a doctor’s degree. He has over 20 years of working experience in China’s oil and gas industry. He had worked as deputy general manager of capital operation department of the Company from August 2003, deputy director of the planning department of CNPC from May 2005, deputy general manager of the planning department of the Company from June 2007 and concurrently deputy director of the planning department of CNPC. He has been the general manager of the enterprise management department (internal control and risk management department) of the Company and the general manager of the enterprise management department (internal control and risk management department) of CNPC since April 2014.

Proposed Election of Independent Non-executive Director

The Board is pleased to announce that as resolved at the third meeting of the sixth Session of the Board, the Board proposes that the Shareholders elect Mr Zhang Biyi as an independent non-executive director of the Company at the EGM. After the election, the Board proposes to appoint Mr Zhang as a member of the audit committee of the Company.

Pursuant to Rule 13.51(2) of the Listing Rules, the biographical details of Mr Zhang are set out as follows: Zhang Biyi, aged 60, is a senior accountant and holds a bachelor degree from the finance department of Xiamen University. He worked successively as the head of the enterprise division, assistant to the director and deputy director of the financial bureau in China Ship Industry Corporation. He was appointed as the deputy general manager of China Shipbuilding Industry Corporation in July 1999. He worked as the deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2008. He concurrently worked as the general manager of China Shipbuilding Industry Company Limited from March 2008 to January 2010.

The terms of office of Mr Jiang and Mr Zhang will commerce on October 29, 2014 and expire on the dated of 2016 annual general meeting to be held in 2017. The emoluments of Mr Jiang and Mr Zhang will be fixed by the Board pursuant to the authority granted by the Shareholders at the EGM by reference to their duties, performance and the results of the group.

As at the date of this announcement, except as disclosed above, neither Mr Jiang nor Mr Zhang: (1) holds any directorship in other public listed companies within the past three years; (2) has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of the Company; (3) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. In relation to the election of Mr Jiang or Mr Zhang, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

A circular containing, among other matters, details of the proposed election of supervisor and non-executive independent director, together with a notice of the EGM, will be dispatched to the Shareholders as soon as practicable.

By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

Beijing, the PRC

August 28, 2014

As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan as Vice Chairman and non-executive director, Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director and Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang as independent non-executive directors.